CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS

LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

October 13, 2021

Mr. Kevin Kuhar

Accounting Branch Chief

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

RE:	Cytokinetics, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 000-50633

Dear Mr. Kuhar:

Cytokinetics, Inc. (“Cytokinetics,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated September 22, 2021, relating to the Company’s Annual Report on Form 10-K (File No. 000-50633) for the fiscal year ended December 31, 2020 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is the Company’s response thereto.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to 17 C.F.R. §200.83.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 3. Research and Development Arrangements, page 92

1. We note that you entered into a series of transactions with RTW Royalty

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Holdings Designated Activity Company and Ji Xing, which include a licensing and collaboration arrangement, the sale of your common stock, and your interest in future royalties on net sales of products containing the compound mavacamten. Please tell us and explain in more detail how you determined the total consideration to be $160 million related to these arrangements and how you allocated the consideration to each unit of accounting for these arrangements under ASC 820 and ASC 606.

Response: The Company acknowledges the Staff’s comment.

On July 14, 2020, the Company entered into a series of agreements (collectively, the “Agreements”) with each of RTW Royalty Holdings Designated Activity Company (f/k/a Dolya Holdco 19 Designated Activity Company) (“RTW Royalty Holdings”), Ji Xing Pharmaceuticals Limited (“Ji Xing”), RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited, which included a License and Collaboration Agreement with Ji Xing (the “License and Collaboration Agreement”), a Funding Agreement with RTW Royalty Holdings (the “Funding Agreement”), a Royalty Purchase Agreement with RTW Royalty Holdings (the “Royalty Purchase Agreement”), and a series of Common Stock Purchase Agreements (the “Common Stock Purchase Agreements”) with each of RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited (the contract counterparties to the Common Stock Purchase Agreements, collectively, the “RTW Common Stock Investors”).

In assessing the accounting for the Agreements, the Company first determined that the License and Collaboration Agreement falls under the scope of ASC 808 as a collaboration agreement. However, the Company also determined that certain provisions within the License and Collaboration Agreement, including the transfer of the license and the provision of pharmaceutical product supply services in the future that are further discussed below, constitute transactions with a customer and therefore fall under the scope of ASC 606.

Next, the Company considered the guidance in ASC 606-10-25-9, which states the following:

An entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met:

a. The contracts are negotiated as a package with a single commercial objective.

b. The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c. The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.

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Each of the Agreements were entered into with parties that are affiliated and in contemplation of one another and, accordingly, based on the above guidance, we have assessed the accounting for these transactions in the aggregate.

Upon entering into the Agreements, the Company was entitled to the following payments from RTW Royalty Holdings, Ji Xing and the RTW Common Stock Investors as outlined in the Agreements:

License and Collaboration Agreement	$25,000,000
Royalty Purchase Agreement	$85,000,000
Common Stock Purchase Agreement	$50,000,000
Total Arrangement Consideration	$160,000,000

We also considered whether the development milestones contained in the License and Collaboration Agreement should be included in unconstrained arrangement consideration. Due to the uncertain nature of developing pharmaceutical products, including the inherent risk of development and approval by regulatory authorities, we are unable to estimate if and when the development milestone payments could be achieved or become due and, accordingly, we consider the milestone payments to be fully constrained and have excluded the milestone payments from the arrangement consideration to be allocated to the transaction price at inception.

The License and Collaboration Agreement also contains provisions for milestone payments and royalties to be paid upon commercialization. Any consideration related to sales-based milestone payments and royalties will be recognized when the related sales occur under the sales- and usage-based royalty exception as these amounts have been determined to relate predominantly to the license and, accordingly, have been excluded from the arrangement consideration to be allocated to the transaction price.

To determine the allocation of arrangement consideration to the various units of accounting the Company considered the guidance in ASC 606-10-15-4, which states the following:

A contract with a customer may be partially within the scope of this Topic and partially within the scope of other Topics listed in paragraph 606-10-15-2.

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a. If the other Topics specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement guidance in those Topics. An entity shall exclude from the transaction price the amount of the part (or parts) of the contract that are initially measured in accordance with other Topics and shall

b. apply paragraphs 606-10-32-28 through 32-41 to allocate the amount of the transaction price that remains (if any) to each performance obligation within the scope of this Topic and to any other parts of the contract identified by paragraph 606-10-15-4(b).

c. If the other Topics do not specify how to separate and/or initially measure one or more parts of the contract, then the entity shall apply the guidance in this Topic to separate and/or initially measure the part (or parts) of the contract.

In accordance with ASC 820, Fair Value Measurement, and ASC 606, Revenue from Contracts with Customers, the Company determined that the $160 million of arrangement consideration should first be allocated to the Royalty Purchase Agreement and the Common Stock Purchase Agreements based on their respective fair values, with the residual allocated to the License and Collaboration Agreement units of accounting as follows (in thousands):

Sale of mavacamten royalty rights (fair value)	$87,000
Sale of common stock (fair value)	$36,499
License & collaboration agreement (residual)	$36,501
Total arrangement consideration	$160,000

The above amounts were determined as follows:

•

The fair value of the Royalty Purchase Agreement was estimated to be $87 million and was determined using an income approach method based on management’s estimates of the discounted cash flows to be received over the term of the related royalty agreement.

•

The fair value of the stock sold under the Common Stock Purchase Agreements was estimated to be $36.5 million. The Common Stock Purchase Agreements provided for the sale and issuance of an aggregate of 2.0 million shares of common stock (the “Shares”) to RTW for $50 million. Under the terms of the Common Stock Purchase Agreement, RTW agreed to certain trading and other restrictions with respect to the Shares for a period of two years from the closing date. The restrictions resulted in a $13.5 million premium being paid by RTW that was determined by analyzing the holding period discount applied to the 30-day average stock price as of July 14, 2020. The fair value of the common stock was estimated to equal the $50 million of cash received less the premium paid by the RTW Common Stock Investors.

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•

As noted above, $36.5 million was allocated to the License and Collaboration Agreement. While this was the residual after first allocating the arrangement consideration to the sales of the mavacamten royalty rights pursuant to the Royalty Purchase Agreement and common stock pursuant to the Common Stock Purchase Agreements, we assessed the reasonableness of this amount by using an income approach method based on management’s estimates of the discounted cash flows to be received over the term of the license granted under the License and Collaboration Agreement and concluded the $36.5 million was reasonable.

We did not allocate any of the consideration to the Funding Agreement. Obtaining funds under this agreement is at the discretion of the Company and contingent upon certain development milestones that were not probable of achievement when the Funding Agreement was entered into. The continued development of the product, which is a condition to the disbursement of funding under the Funding Agreement, is at the discretion of the Company as is the decision of whether to borrow funds under the Funding Agreement.

2. We further note that under the license and collaboration arrangement you concluded that there was one performance obligation relating to the license of functional intellectual property, you satisfied this obligation, and recognized $36.5 million in revenue during fiscal 2020. Please explain to us in more detail how you determined that there was one performance obligation under this arrangement under ASC 606 and that you satisfied the obligation to recognize this revenue up front.

Response: The Company acknowledges the Staff’s comments.

Under the terms of the License and Collaboration Agreement the Company granted an exclusive license to develop and commercialize Cytokinetics’ proprietary small molecule cardiac myosin inhibitor product referred to as aficamten (a/k/a CK-274) (the “Product”) in the greater China region, including mainland China, Hong Kong, Macau, and Taiwan (collectively, the “Territory”) to Ji Xing.

In determining whether the license represents a distinct performance obligation the Company considered that under the License and Collaboration Agreement Ji Xing is responsible for the development and commercialization of the Product at its own cost and Cytokinetics is not required to provide any research or related services to further develop the licensed product in the Territory. Ji Xing can develop the Product for sale in China on its own and has the capability and resources to do so. Thus, the Company concluded that Ji Xing can benefit from the license independent of any services or assistance from Cytokinetics and that the license is separately identifiable from other provisions in the License and Collaboration Agreement.

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The License and Collaboration Agreement also contains the following provisions that were evaluated to determine whether they were performance obligations to which arrangement consideration should be allocated.

Assistance with transferring the license technology to Ji Xing

Under the terms of the License and Collaboration Agreement Cytokinetics performed an initial technology transfer, [***]. The Company also agreed to make its personnel available after the technology transfer period [***]. While Cytokinetics has agreed to provide such assistance if requested by Ji Xing, the provisioning of such assistance is a matter of convenience and is considered distinct from the license as such assistance is not necessary for Ji Xing to benefit from the license.

Participation on Joint Steering, Development, and Commercialization Committees

Under the terms of the License and Collaboration Agreement, Cytokinetics agreed to participate on the joint steering, development and commercialization committees that are or will be set up under the License and Collaboration Agreement to develop and commercialize the Product in the Territory. The Company expects that no more than 7 of its employees will provide services on these committees and such services are not expected to result in a significant level of effort or costs. The Company also considered participation on the committees from a qualitative perspective. The committees will include an equal number of representatives from Cytokinetics and Ji Xing and decisions will be made based on unanimous vote with each representative having one vote. [***]. Subject to the License and Collaboration Agreement, Ji Xing [***]. The primary functions of these committees are to facilitate governance under the terms of the License and Collaboration Agreement and to keep Cytokinetics informed of Ji Xing’s plans for the development and commercialization of the Product in the Territory [***]. The Company does not believe that participation on the committees is substantive to the continued development of the Product. Further, Ji Xing can develop the product for sale in China on its own, has the capability and/or resources to do so, and participation on the committees is not substantive to the continued development of the Product. Based on these qualitative and quantitative factors, performance on the committees was concluded to be immaterial within the context of the contract. The Company also expects that any costs or reimbursement for participating on these committees will be insignificant. Thus, the Company concluded that committee participation is immaterial in the context of the License and Collaboration Agreement and no arrangement consideration was allocated thereto.

Product supply

In accordance with the License and Collaboration Agreement, the parties have entered into a development supply agreement for clinical supply by or on behalf of Cytokinetics to Ji Xing for its development in the Territory. Under the terms of the License and Collaboration Agreement the parties will [***] to manufacture the Product using active pharmaceutical ingredients (“API”) supplied by or on behalf of Cytokinetics. Upon [***] for the manufacture and supply of the Product (using API supplied by Cytokinetics). [***]. [***]. [***]. [***].

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The License and Collaboration Agreement also contains various other provisions [***]. We assessed each of these provisions and concluded they did not represent material rights or performance obligations.

We assessed the License and Collaboration Agreement in accordance with ASC 606 and concluded there is one performance obligation, which is for the delivery of the license of functional intellectual property. This performance obligation was satisfied, and we recognized the residual allocation of arrangement consideration as revenue of $36.5 million in 2020.

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (650) 624-3206.

Yours truly,

/s/ Ching Jaw

Ching Jaw

Senior Vice President, Chief Financial Officer

cc:	Tara Harkins, Division of Corporation Finance, U.S. Securities Exchange Commission

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